Exhibit 1
ELBIT VISION SYSTEMS LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

April 29, 2013

ELBIT VISION SYSTEMS LTD.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

April 29, 2013

Notice is hereby given that an Annual General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on April 29, 2013, at 4.00 p.m (local time), for the following purposes:

1.	To elect four (4) directors for the coming year.

2.	To approve the remuneration terms and grant of options of Mr. Yossi Ran.

3.	To re-elect Ms. Orit Stav as an external director for an additional three-year term, commencing immediately following the termination of the initial three-year term on September 1, 2013.

4.
To (i) ratify and approve the appointment of Brightman as the independent public accountants for the year ending December 31, 2012, and (ii) authorize the Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.

To receive the Company’s Consolidated Balance Sheet at December 31, 2011, and the Consolidated Statement of the Income for the year then ended.

Shareholders of record at the close of business on March 19, 2013 will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, Elbit Vision Systems Limited Date: March 19, 2013

PROXY STATEMENT
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ELBIT VISION SYSTEMS LTD.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

April 29, 2013

The enclosed proxy is being solicited by our Board of Directors (the "Board") for use at our annual general meeting of shareholders (the “Meeting”) to be held on April 29, 2013 or at any adjournment thereof. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of business on March 19, 2013. On that date, we had outstanding and entitled to vote 74,915,937 of our ordinary shares, nominal value 1.00 New Israeli Shekel (“NIS”) each (the “Ordinary Shares”).

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 25, 2013. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., Bareket 7, Industrial Park Caesarea, P.O.B 3047, Caesarea, Israel.

Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to May 6, 2013, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present in person or by proxy, shall constitute a quorum.

Each of proposals 1 and 4 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal.

Proposals 2 and 3 require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law 1999 (the "Companies Law"), the approval of such proposal requires that either: (i) the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes)or (ii) the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest (as such term is separately defined for each of proposals 2 and 3) in connection with proposals 2 or 3 as a condition for his, her or its vote to be counted with respect to such proposal. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to such proposal, his, her or its vote with respect to the such proposal will be disqualified.

PROPOSAL 1 OF THE MEETING

ELECTION OF DIRECTORS

Our Board has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will to serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director	Age	Principal Occupation

Sam Cohen	46
joined the Company in 2003 and has served as our Chief Executive Officer since 2010. Mr. Cohen was elected to our Board to fill a vacancy in June 2010. In 1993, Mr. Cohen was a key figure in the establishment of our U.S. subsidiary where he served as Operations Manager, Technical Director, Regional Sales Manager and Senior Marketing Manager. Prior to joining the Company, Mr. Cohen served as VP of Sales and Marketing at OptiTex, a company specializing in innovative 2D and 3D CAD/CAM fashion design software. Mr. Cohen has held R&D roles in several Israeli companies, including Play-Tech and Romtech. Mr. Cohen holds a B.A. in Business Administration from Southern Wesleyan University, USA.

Yaron Menashe	37
has served on our Board since June 2010. Mr. Menashe has served as our Chief Financial Officer since December 2006, and from 2003 until 2006, Mr. Menashe served as our financial controller. Between the years 2000 and 2003, Mr. Menashe worked as a senior auditor at KPMG. Mr. Menashe holds a bachelor's degree in economics and accounting from the Haifa University, Israel and is a Certified Public Accountant in Israel.

Yaky Yanay	43
has served on our Board since July 2010. Since 2006, Mr. Yanay has served as the chief financial officer of Pluristem Therapeutics, Inc. (NasdaqCM: PSTI). From 2002 until 2006, Mr. Yanay served as the Company's chief financial officer. From 1999 until 2002, Mr. Yanay worked as a manager at Ernst &Young Israel. Mr. Yanay holds a Bachelor of Business Administration and Accounting from the College of Management, in Israel and he is a Certified Public Accountant in Israel.

Yossi Ran	65
served as president and CEO of the Company from 1998 until 2000. Mr. Ran currently serves as a member of the advisory board of Plasan Sasa Ltd., a company specializing in the field of composite materials and survivability systems, and as the active Chairman of TorTech Nano Fibers Ltd., a subsidiary of Plasan Sasa, established for the manufature of carbon nano-fiber products. Mr. Ran also currently manages JRC (Ran) Ltd., a turn-around and investment banking company established by him. Since 2009 Mr. Ran has served as an active chairman of Packer Palbam (Stainless Steel) Quality Ltd., a company operating in the field of SS metal work and magnesium. Since 2001 Mr. Ran has served as a partner in Magna B.S.P. Ltd., a company specializing in sensitive 3D security cameras. From 2007 until 2011, Mr. Ran served as the active chairman of Cabiran (1991) Ltd., an aluminum "Lost Wax" method casting house, and from 2007 until 2009, Mr. Ran served as the active chairman of Bental Industries Ltd., a producer of power and motion components. From 2000 until 2007 Mr. Ran served as an active chairman of Plasan Sasa. If elected, Mr. Ran will serve as the chairman of our Board.

Our articles of association specify that the number of directors will be at least two but not more than nine.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED: that the election of Messrs. Sam Cohen, Yaron Menashe, Yaky Yanay and Yossi Ran to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders, is hereby approved.

The election of the above named directors requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 2 OF THE MEETING

APPROVE REMUNERATION TERMS OF YOSSI RAN

Pursuant to a recent amendment to the Companies Law (“Amendment 20”), the terms and compensation of office holders of publicly traded Israeli Companies, require the approvals of each of the Compensation Committee of the Company (the “Compensation Committee”), the Board of Directors, and the shareholders of the Company, in such order.

Under Amendment 20, a board of directors of an Israeli publicly traded company, following the recommendation of the Compensation Committee, is required to establish a compensation policy to be approved by the shareholders of the company, and pursuant to which the terms of office and compensation of the company's officer holders will be decided.

Under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20, a company’s compensation policy shall be determined based on, and take into account, the following parameters (“Officers’ Compensation Parameters”):

a.	advancement of the goals of the company, its working plan and its long term policy;

b.	the creation of proper incentives for the office holders while taking into consideration, inter alia, the company’s risk management policies;

c.	the company’s size and nature of its operations;

d.	the contributions of the relevant office holders in achieving the goals of the company and profit in the long term in light of their positions;

e.	the education, skills, expertise and achievements of the relevant office holders;

f.	the role of the office holders, areas of their responsibilities and previous agreements with them;

g.	the correlation of the proposed compensation with the compensation of other employees of the company, and the effect of such differences in compensation on the employment relations in the company; and

h.	the long term performance of the office holder.

Until such time that a company adopts a compensation policy, compensation of officers must be approved in accordance with transition rules set forth in Amendment 20 which apply to the approval of officer compensation prior to the adoption and approval of a compensation policy by a company.

Our Compensation Committee and Board are currently reviewing the compensation of officers at the Company, with the aim of preparing and approving a compensation policy applicable to all officers of the Company, and bringing such policy for approval of the shareholders prior to September 2013 as required under Amendment 20. Until such time, management seeks approvals for officer compensation in accordance with the transition rules set forth under Amendment 20 as applicable to the particular officer and/or proposed compensation.

In accordance with the transition rules set forth under Amendment 20, the Compensation Committee and the Board reviewed the proposals to approve the remuneration terms of Mr. Ran, while taking into account the Officers’ Compensation Parameters, as set forth above. In taking into account such Officers’ Compensation Parameters and the proposed compensation to Mr. Ran, the Compensation Committee and the Board determined that such proposals are reasonable and appropriate, and are in the best interest of the Company and its shareholders, in light of Mr. Ran's proposed role in the Company, his qualifications and his experience.

Following the approval by the Compensation Committee and the Board, the shareholders of the Company are being asked to approve, subject to the approval of Proposal 1, the payment to Yossi Ran, the fixed remuneration terms set forth in the Companies Law Regulations (Rules Relating to the Compensation and Reimbursement of External Directors) (the "External Directors' Regulations"), for annual fees and for participation in meetings of the Board and its committees; and the grant of options to purchase 170,000 ordinary shares of the Company at an exercise price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board in the United States, at the date of the Meeting, which options shall vest in equal portions each quarter for three years, for as long as Mr. Ran continues to serve as a director on our Board and shall be subject to the Company’s Employee Option Plan (2006).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED to approve payment to Yossi Ran, under the fixed remuneration terms set forth in the External Directors' Regulations, for annual fees and for participation in meetings of the Board and its committees; and the grant of options to purchase 170,000 ordinary shares of the Company at an exercise price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board in the United States, at the date of this Meeting, which options shall vest in equal portions each quarter for three years, for as long as Mr. Ran continues to serve as a director on our Board and shall be subject to the Company’s Employee Option Plan (2006).”

The Board recommends that the shareholders vote “FOR” the approval of the above terms of remuneration for Yossi Ran.

Approval of the above resolution require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, as long as one of the following conditions is met:

i.	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with the above resolution as a condition for his, her or its vote to be counted with respect to the above resolution. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to the above resolution, his, her or its vote with respect to the above resolution will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PROPOSAL 3 OF THE MEETING

EXTEND THE APPOINTMENT OF MS. ORIT STAV AS AN EXTERNAL DIRECTOR FOR
AN ADDITIONAL THREE-YEAR TERM

The Companies Law requires Israeli public companies to appoint no less than two external directors to its board of directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are as set forth in the Companies Law.

No person may serve as an external director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

The initial term of an external director is three years and may be extended for up to two additional three-year periods. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Our Board has nominated Ms. Orit Stav to serve for a second period of three years, commencing immediately following the date of the termination of her current term, on September 1, 2013. If re-elected, she will receive the fixed remuneration amounts set forth in the regulations promulgated under the External Directors' Regulations – 2000, for both annual fees and for participation in meetings of the Board and its committees. If re-appointed, Ms. Orit Stav's current term will conclude on August 31, 2016.

Set forth below is certain information concerning Ms. Stav.

Orit Stav has served as external director on our Board since August 31, 2010, and currently serves on the board of directors of several companies, including Aran research & Development Ltd., Z.B.I Ltd., Priortech Ltd. From 2006 until 2009, Ms. Stav served as the manager of the Israel office of Siemens Venture Capital ("SVC"), the venture capital arm of Siemens AG, during which time she represented the fund in all of its investment activities in Israel. From 1998 until 2005, Ms Stav served as an investment partner at Platinum Neurone Ventures, an Israeli venture capital fund, specializing in investments in the later-stage and growth-stage companies in the fields of Communications, Information Technology, Semiconductors and Medical Devices. Ms. Stav holds a bachelor's degree in Economics and Management from the University of Tel Aviv and an MBA from the University of Hertfordshire, UK.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED to re-elect Ms. Orit Stav as an external director of the Company for a second three-year term, commencing immediately following the date of the termination of her current term, from September 1, 2013, upon the fixed remuneration terms provided under applicable law.”

Approval of the above resolution require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, as long as one of the following conditions is met:

i.
the majority of shares voted for the election of the external director includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

ii.
the total number of shares of non-controlling and non-interested shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with the above resolution as a condition for his, her or its vote to be counted with respect to the above resolution. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to the above resolution, his, her or its vote with respect to the above resolution will be disqualified.

 For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors recommends that the shareholders vote “FOR” the re-election of Ms. Stav as an external director of the Company for an additional three-year term.

PROPOSAL 4 OF THE MEETING

RATIFY THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Company’s Audit Committee has nominated the accounting firm of Brightman Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent public accountants of the Company for the year ending December 31, 2012.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to (i) ratify and approve the appointment of Brightman Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu as the independent public accountants for the year ending December 31, 2012, and (ii) authorize the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Approval of the above resolution requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

RECEIPT OF THE COMPANY’S CONSOLIDATED BALANCE SHEET AS OF
 DECEMBER 31, 2011 AND THE CONSOLIDATED STATEMENT OF
 INCOME FOR THE YEAR THEN ENDED

The Board approved the Company's Annual Report on Form 20-F for the year ended December 31, 2011 (“Annual Report”), including the Company's 2011 audited consolidated financial statements (the “Financial Statements”) which may be viewed at the Company's offices during normal business hours or as part of the Company’s Annual Report filed on the SEC website: www.sec.gov.

The Company's financial officer and external accountant-auditor will attend the Meeting and present the Financial Statements. They will be available to respond to questions raised during the Meeting. In accordance with Section 60(b) of the Companies Law you are invited to discuss the Financial Statements, and questions regarding the Financial Statements may be addressed to the Company's financial officer and independent public accountants.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

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By Order of the Board of Directors

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Date: March 19, 2013